Morgan Crucible

20 March 2008

08001440

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Carol Rygal
Company Secretariat

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

dlw 3/27

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filings - Filing Letter - Master.doc

Registered in England & Wales at the above address. Company No. 286773

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	10:34 19-Mar-08
Number	4500Q

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR SIMON JOHN RHODES HALLIDAY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person MRS CATHERINE WENDY HALLIDAY
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 3 & 4	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR SIMON JOHN RHODES HALLIDAY 30,314 SHARES MRS CATHERINE WENDY HALLIDAY 300 SHARES	8.	State the nature of the transaction SALE OF SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed MR SIMON JOHN RHODES HALLIDAY 15,300 SHARES MRS CATHERINE WENDY HALLIDAY	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) MR SIMON JOHN RHODES HALLIDAY

	300 SHARES		0.0057% MRS CATHERINE WENDY HALLIDAY 0.0001%
13.	Price per share or value of transaction MR SIMON JOHN RHODES HALLIDAY 196.87p MRS CATHERINE WENDY HALLIDAY 197.56p	14.	Date and place of transaction 18TH MARCH 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) MR SIMON JOHN RHODES HALLIDAY 15,014 SHARES 0.0056% MRS CATHERINE WENDY HALLIDAY NIL SHARES 0%	16.	Date issuer informed of transaction 18TH MARCH 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE TEL: 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 19TH MARCH 2008

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